FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated July 2, 2009

Document 2 Material Change Report dated July 2, 2009

Document 1

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: July 2, 2009 TSX-V:AGX

PRIVATE PLACEMENT

VANCOUVER, BC – Amador Gold Corp. (TSX-V:AGX) (the "Company") is pleased to announce that it has arranged for a private placement to up to 10,000,000 units for total proceeds of up to $500,000. The financing will consist of flow through units priced at $0.05 per unit and non-flow through units priced at $0.05 per unit. Each of the units will consist of one flow through or non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at a price of $0.10 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the Company’s Ontario and properties and for general working capital.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada, including the Loveland gold-copper-nickel project which recently completed its spring drill program.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company's website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Kevin Hull or Alan Campbell, Investor Relations

Phone: (604) 685-2222

Email: info@amadorgold.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations:

Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – July 2, 2009.

Item 3. News Release – News Release issued July 2, 2009 at Vancouver, BC.

Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that it has arranged for a private placement to up to 10,000,000 units for total proceeds of up to $500,000.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that it has arranged for a private placement to up to 10,000,000 units for total proceeds of up to $500,000. The financing will consist of flow through units priced at $0.05 per unit and non-flow through units priced at $0.05 per unit. Each of the units will consist of one flow through or non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at a price of $0.10 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the Company’s Ontario and properties and for general working capital.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 2nd day of July 2009.

Document 3

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: July 8, 2009 TSX-V:AGX

　PRIVATE PLACEMENT AMENDED

Amador Gold Corp. has amended its private placement previously announced on July 2, 2009. The financing will consist of up to 10 million units priced at 4.5 cents per non-flow-through unit and five cents per flow-through unit. Each of the units will consist of either one flow-through or non-flow-through common share, and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of five cents per share for the first year and 10 cents per share for the second year.

In accordance with TSX Venture Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the company's Ontario properties and for general working capital.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada, including the Loveland gold-copper-nickel project which recently completed its spring drill program.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company's website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Kevin Hull or Alan Campbell, Investor Relations
Phone: (604) 685-2222
Email: info@amadorgold.com
 Website: www.amadorgoldcorp.com
AGORACOM Investor Relations:
Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – July 8, 2009.

Item 3. News Release – News Release issued July 8, 2009 at Vancouver, BC.

Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that it has amended its private placement previously announced on July 2, 2009

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that it has amended its private placement previously announced on July 2, 2009. The financing will consist of up to 10,000,000 units priced at $0.045 per non-flow through unit and $0.05 per flow through unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.05 per share for the first year and $0.10 per share for the second year.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the Company’s Ontario properties and for general working capital.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 8th day of July 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: July 10, 2009 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary